

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2007

Mr. E.F.H. Roberts
Chief Financial Officer
Petro-Canada
150 – 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3E3

> **Re:** **Petro-Canada**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **Response Letter Dated July 27, 2007**
> **File No. 001-13922**

Dear Mr. Roberts:

　　We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

General

1.　　We identified several issues in our prior comment letters, dated May 17, 2007 and July 3, 2007, pertaining to your disclosures of reserve replacement percentages, non-GAAP measures, and interest capitalization policies, based on the concern that readers may be left with an incomplete or inaccurate understanding of the subject matter without clarification or further details. The discussion and proposals submitted in your June 14, 2007 and July 10, 2007 response letters do not sufficiently address these concerns. Accordingly, these issues remain unresolved. Given this, and based on the additional issues identified in this letter, it appears you will need to amend your filing to comply with General Instruction D(5) of Form 40-F, and Rule 12b-20 of Regulation 12B.

We have the following thoughts on your response material, as it pertains to the issues identified in our prior comment letters. The additional issues are identified in the separate comments which follow. Please contact us by telephone to discuss an appropriate course of action, to make the necessary arrangements.

Reserve Replacement Percentages

We understand from your response to prior comment 1, that you do not believe it would be meaningful to identify the factors driving the reserve replacement figures you disclose for 2005, 2006 and the cumulative five year period, amounting to 111%, 134%, and 160%. However, we note that 75% and 126% of the 2005 and 2006 replacement figures were attributable to revisions of prior estimates, while 48% and 45% of the five year replacement metric were attributable to revisions and purchases, respectively. On the other hand, the increases in reserves attributable to discoveries, extensions and improved recoveries, amounting to 22%, 3% and 12% for 2005, 2006 and the five year cumulative period, are not nearly as significant. Given this disparity, and the prominence of this category as an indicator of your success in the exploitation of properties owned, the percentages you disclose do not allow for a sufficient depth of understanding. Further, since you have calculated these figures using reserves that do not comply with SEC requirements, contrary to your representations on page 33 of MD&A (Exhibit 99.2) and page 41 in your Description of Business, clarifying disclosure should be added in a separate advisory section for U.S. readers in the forepart of the filing, along with comparable metrics based on reserves that do comply with SEC and U.S. GAAP requirements. We have identified differences between your reserve measures and those that would be permissible for U.S. reporting purposes in a separate comment below.

Non-GAAP Measures

We note that in response to prior comment 4, you did not propose correcting your disclosure of various non-GAAP measures, which are presently imprecisely described as measuring cash flow, to utilize labeling that is representative of the metrics, and narrative which clarifies that such measures represent a combination of cash and non-cash elements. Instead, you indicate that you would refrain from reporting such measures in future MD&A. Please clarify as to whether you are representing that such measures would be left out of the filing entirely, or only from MD&A. Notwithstanding your future course, you should include a cautionary note in the forepart of your amendment advising readers of the particular locations in the filing that you present and discuss the non-GAAP measures of "cash flow" and "cash flow from continuing operations," clarifying that although these labels are commonly understood to represent GAAP-compliant measures, you have used them in referring to non-GAAP measures, also apprising readers of the true character of the measures, as previously outlined.

Capitalization of Interest

We see that in response to prior comment 3, you propose including disclosure about differences between Canadian and U.S. GAAP having to do with the capitalization of interest costs. You state that under both methods you capitalize interest "…using the weighted-average interest rate on all borrowings." However, you also state that under Canadian GAAP, you capitalize interest "…using the Company's average corporate debt to equity ratio whereas under United States GAAP the Company must use all debt." We had asked that you include details sufficient to understand how the policy underlying your U.S. GAAP information compares to the requirements of SFAS 34. The policy you have articulated does not accomplish this. There are also other difficulties with your proposed disclosure that require further refinement and clarification.

For Canadian GAAP, please disclose how the product of a percentage and ratio (applying a weighted-average interest rate to your debt-to-equity ratio), as suggested in your response, yields an amount of interest to be capitalized. For U.S. GAAP, stating that you *must* use all debt is not clearly consistent with the objective set forth in paragraph 14 of SFAS 34, and will therefore require clarification of how your circumstances are consistent with this view. Please also explain how accumulated capitalized expenditures and progress payments have been taken into account in your computation. We ask that you read the guidance in paragraphs 13 and 16 to assess the appropriateness of your policy. Please revise your disclosure in Note 27 accordingly.

Description of Business, page 8

Reserves, page 41

2.   We note your disclosure in the first paragraph on page 33 in MD&A (Exhibit 99.2), and in the third paragraph on page 41 in your Description of Business, explaining that the policies, procedures and practices you have utilized in preparing your reserve information conform with the requirements of the SEC. However, your accompanying tabulations of oil and gas reserve quantities and production figures include quantities attributable to your oil sands mining operations. As you may recall, we advised you during a prior review, in our letter dated August 14, 2006, that such quantities are not permissible in oil and gas

reserve compilations following SEC rules, specifically Rule 4-10(a)(2)(iii)(D) of
Regulation S-X. Please correct your representations about compliance.

Financial Statements – Exhibit 99.1

Note 27 – Generally Accepted Accounting Principles in the United States, page 30

General

3.   We understand from your disclosure on page 10 that you utilize the unit-of-
        production methodology in amortizing the costs of property, equipment,
        development, and exploration drilling, based on production of oil and gas
        reserves. Since there are various differences between the accounting for oil and
        gas operations and mining operations under U.S. GAAP, please disclose the
        corresponding methodology applied for your oil sands mining operations. Also
        describe the process by which you establish and update your DD&A rates for
        each type of operation individually, to reflect changes in factors impacting the
        reserve quantities and capitalized costs. The manner of capturing this information
        and frequency of implementing changes should be clear.

        On a related point, please disclose your U.S. GAAP accounting policy for
        acquisition, exploration and development costs related to mining properties, with
        details sufficient to understand how application coincides with reserve
        determinations under Industry Guide 7 that are directly associated with the costs
        incurred, and the accounting for costs of upgrading resources, from one category
        to another, in close proximity to areas for which you have established proven and
        probable reserves.

4.   We note your disclosure on page 21 indicating you have classified exploration
        costs which you expensed under Canadian GAAP as investing cash outflows in
        your primary financial statements. As these would need to be reported as
        operating cash flows under U.S. GAAP, it appears you need to address this item
        as a reconciling difference to comply with General Instruction C(2) of Form 40-F,
        and Item 17(c)(2)(iii) of Form 20-F.

        Also, if the various items that you identify as "non-cash working capital" in your
        disclosure on page 19, which you report as investing and financing cash flows in
        your primary financial statements, do not represent actual cash receipts and
        expenditures, as suggested by your labeling, these should also be identified as
        reconciling items. Please revise your disclosure to clarify.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief